BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

Schedule I

Computation of Net Capital

Member's equity	$	627,953
Non-allowable assets		140,315
Net capital		487,637
Minimum net capital required to be maintained (greater of $100,000 or (6 2/3% of aggregate indebtedness)		100,000
Net capital in excess of requirement	$	387,637

Computation of aggregate indebtedness:

Aggregate indebtedness	$	90,507
Ratio of aggregate indebtedness to net capital		18.56%

Reconciliation with Company's computation (included in Part II of its
FOCUS Report as of December 31, 2016)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report as filed	$	487,637
adjustments		-
Net capital, per above	$	487,637